UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FABRINET
(Name of Issuer)
Ordinary Shares, $0.01 par value
(Title of Class of Securities)
G3323L 10 0
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON: Asia Pacific Growth Fund III, L.P. I.R.S. Identification Number of Above Person (entities only): 90-0421097

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER(1)

		15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,297,694 Ordinary Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	45.3%(1)

12	TYPE OF REPORTING PERSON

	PN
(1) Based on 33,764,630 Ordinary Shares outstanding as of October 29, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 24, 2010.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON: Asia Pacific Associates III, Ltd. I.R.S. Identification Number of Above Person (entities only): None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,297,694 Ordinary Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	45.3%(1)

12	TYPE OF REPORTING PERSON

	CO
(1) Based on 33,764,630 Ordinary Shares outstanding as of October 29, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 24, 2010.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON: H&Q Asia Pacific, Ltd. I.R.S. Identification Number of Above Person (entities only): 98-0446509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd., except that Dr. Hsu may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,297,694, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd., except that Dr. Hsu may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER

15,297,694, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,334,195 Ordinary Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

45.4%(1)

12	TYPE OF REPORTING PERSON

CO
(1) Based on 33,764,630 Ordinary Shares outstanding as of October 29, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 24, 2010.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON: Dr. Ta-Lin Hsu I.R.S. Identification Number of Above Person (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,501 Ordinary Shares, all of which are directly owned by H&Q Asia Pacific, Ltd.

WITH:	8	SHARED DISPOSITIVE POWER

15,297,694 Ordinary Shares, all of which are directly owned by Asia Pacific Growth Fund III, L.P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,334,195 Ordinary Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

45.4%(1)

12	TYPE OF REPORTING PERSON

IN
(1) Based on 33,764,630 Ordinary Shares outstanding as of October 29, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 24, 2010.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 6 of 10 Pages
Item 1.
(a)	Name of Issuer: Fabrinet

(b)	Address of Issuer’s Principal Executive Offices: Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands
Item 2.
(a)	Name of Person Filing: The Statement is filed on behalf of each of the following persons:

(i)	Asia Pacific Growth Fund III, L.P. (“APGF III LP”) with respect to the Ordinary Shares directly owned by APGF III LP;

(ii)	Asia Pacific Associates III, Ltd. (“APA III Ltd.”), which serves as the general partner of APGF III LP, with respect to Ordinary Shares directly owned by APGF III LP;

(iii)	H&Q Asia Pacific, Ltd. (“H&Q Ltd.”), the sole shareholder of APA III Ltd., with respect to the Ordinary Shares directly owned by APGF III LP, and with respect to the Ordinary Shares directly owned by H&Q Ltd.; and

(iv)	Dr. Ta-Lin Hsu (“Dr. Hsu”), who serves as Chairman of H&Q Ltd. with respect to the Ordinary Shares directly owned by H&Q Ltd. and with respect to the Ordinary Shares directly owned by APGF III LP.
(b)	Address of Principal Business Office or, if None, Residence: Principal business office for each of the reporting persons:

c/o H&Q Asia Pacific, 400 Hamilton Avenue, Suite 250 Palo Alto, CA 94301

(c)	Citizenship:
APGF III LP is a Cayman Islands exempted limited partnership
APA III Ltd. is a Cayman Islands exempted company
H&Q Ltd. is a British Virgin Islands international business company
Dr. Hsu is a U.S. citizen

(d)	Title of Class of Securities: Ordinary Shares, $0.01 par value

(e)	CUSIP Number: G3323L 10 0

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 7 of 10 Pages

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.
(a)	Amount beneficially owned:

APGF III LP may be deemed to beneficially own 15,297,694 Ordinary Shares. APA III Ltd. may be deemed to beneficially own 15,297,694 Ordinary Shares as a result of its voting and dispositive power over the 15,297,694 Shares held by APGF III LP.

H&Q Ltd. and Dr . Hsu each may be deemed to beneficially own 15,334,195 Ordinary Shares, including 36,501 Ordinary Shares directly owned by H&Q Ltd. and 15,297,694 directly owned by APGF III LP, by virtue of the relationships described in Item 2.

(b)	Percent of class:

Based on calculations made in accordance with Rule 13d-3(d), and there being 33,764,630 Ordinary Shares outstanding as of October 29, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended September 24, 2010: (i) APGF III LP may be deemed to beneficially own approximately 45.3% of the outstanding Ordinary Shares; (ii) APA III Ltd. may be deemed to beneficially own approximately 45.3% of the outstanding Ordinary Shares; (iii) H&Q Ltd. may be deemed to beneficially own approximately 45.4% of the outstanding Ordinary Shares; and (iv) Dr . Hsu may be deemed to beneficially own approximately 45.4% of the outstanding Ordinary Shares.

(c)	Number of shares as to which the person has:
APGF III LP and APA III Ltd.:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,297,694

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,297,694
APA III Ltd. and Dr. Hsu:
(i)	Sole power to vote or direct the vote: 15,334,195

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,334,195

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Asia Pacific Growth Fund III, L.P. is a private investment partnership, the general partner of which is Asia Pacific Associates III, Ltd. As the general partner of Asia Pacific Growth Fund III, L.P., Asia Pacific Associates III, Ltd. has the power to vote and dispose of the securities owned by Asia Pacific Growth Fund III, L.P. and, accordingly, may be deemed the “beneficial owner” of such securities.

The limited partners and the general partner of Asia Pacific Growth Fund III, L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Asia Pacific Growth Fund III, L.P. in accordance with their ownership interests in Asia Pacific Growth Fund III, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 9 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011	Asia Pacific Growth Fund III, L.P. By: Asia Pacific Associates III, Ltd.
	By:	/s/ Jarlon Tsang, Attorney-in-Fact

Asia Pacific Associates III, Ltd.
	By:	/s/ Jarlon Tsang, Attorney-in-Fact

H&Q Asia Pacific, Ltd.
	By:	/s/ Jarlon Tsang, Attorney-in-Fact

Ta-Lin Hsu
	By:	/s/ Jarlon Tsang, Attorney-in-Fact

CUSIP No. G3323L 10 0	SCHEDULE 13G	Page 10 of 10 Pages
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of February 14, 2011, among the Reporting Persons. Filed herewith.

Exhibit 2.	Power of Attorney of the Reporting Persons, dated as of February 14, 2011. Filed herewith.